SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For March 2015
Commission File Number 0-28800
______________________
DRDGOLD Limited
Off Crownwood Road
Crown Mines
South Africa, 2092
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2015, incorporated by reference herein:
Exhibit
99.1 Release dated March 26, 2015, entitled “DRDGOLD’S ACQUISITION OF ALL THE SHARES IN ERGO MINING OPERATIONS (PROPRIETARY) LIMITED (“EMO”) NOT ALREADY OWNED BY IT.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: March 26, 2015
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Interest rate issuer code: DRDI
DRD04 ISIN: ZAG000096538
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)
DRDGOLD’S ACQUISITION OF ALL THE SHARES IN ERGO MINING OPERATIONS (PROPRIETARY)
LIMITED (“EMO”) NOT ALREADY OWNED BY IT
DRDGOLD shareholders (“Shareholders”) are referred to the announcement published by DRDGOLD on SENS on 18 March 2014 and the transaction circular posted to Shareholders on 6 May 2014, relating to the share sale and subscription agreement with Khumo Gold SPV (Proprietary) Limited (“Khumo”), the Company’s black economic empowerment partner, to acquire Khumo’s 20% interest in the issued share capital of EMO and all its claims against EMO in exchange for 35 000 000 new DRDGOLD ordinary shares (“Khumo Acquisition”).
DRDGOLD simultaneously entered into an agreement with The DRDSA Empowerment Trust, EMO’s broad based empowerment shareholder, to acquire its 6% interest in the issued share capital of EMO and all its claims against EMO in exchange for 10 500 000 new DRDGOLD ordinary shares on substantially the same terms as the Khumo Acquisition (“Trust Acquisition”).
Shareholders approved the Khumo Acquisition and Trust Acquisition (“Acquisitions”) on 27 June 2014 and are hereby advised that all the suspensive conditions of the Acquisitions have been fulfilled and 45 500 000 new ordinary shares in DRDGOLD are expected to be issued and listed on or about Friday, 10 April 2015 and DRDGOLD shall acquire the remaining 26% of EMO making it a wholly-owned subsidiary of DRDGOLD.
Roodepoort
26 March 2015
Corporate advisor, JSE sponsor and debt sponsor
One Capital
Attorneys
Malan Scholes Incorporated